Exhibit 8

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Augusta Resource Corporation (the “Company”) on Form 40-F/A (amendment no. 1) for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gil Clausen, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 16, 2011	/s/ Gil Clausen

Gil Clausen
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Augusta Resource Corporation and will be retained by Augusta Resource Corporation and furnished to the Securities and Exchange Commission or its staff upon request.